UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                    The Children's Place Retail Stores, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                    168905107
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                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2008
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             (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Ezra Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|
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3  SEC USE ONLY
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4  SOURCE OF FUNDS

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                7    SOLE VOTING POWER

NUMBER OF            1,556,250
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 3,449,060
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     1,556,250
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     3,449,060
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,005,310(1)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.2%(1)
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14 TYPE OF REPORTING PERSON

   IN
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---------------------

(1) Does not include 2,125,630 shares of Common Stock beneficially owned by certain relatives of Mr. Dabah, including (i) 537,300 shares held by Mr. Dabah's father-in law and mother-in-law, Stanley Silverstein and Raine Silverstein, and certain of their children and grandchildren, (ii) 620,000 shares of Common Stock held by Barbara Dabah, wife of Mr. Dabah's brother, Haim Dabah, both directly and for the benefit of their children, (iii) 968,330 shares of Common Stock held by Gila Dweck, Mr. Dabah's sister, held both directly and in trust or (iv) 152,000 shares held in subtrust for the benefit of Mr. Dabah's and Mrs. Dabah's children, as previously reported on Schedule 13D filed October 15, 2007. Other members of Mr. Dabah's family may own additional shares. There is no agreement or understanding with these parties with respect to the voting or disposition of any shares. The Reporting Persons disclaim beneficial ownership of any such shares.

CUSIP NO.:  168905107
1  NAMES OF REPORTING PERSONS

   Renee Dabah
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   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  |_|
                                                                        (b)  |X|

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3  SEC USE ONLY

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4  SOURCE OF FUNDS

   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                                             |_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
                7    SOLE VOTING POWER

NUMBER OF            104,100
SHARES               ----------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY
EACH                 4,901,210
REPORTING            ----------------------------------------------------
PERSON          9    SOLE DISPOSITIVE POWER

                     104,100
                     ----------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     4,901,210
                     ----------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,005,310(1)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES                                                            |_|

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   17.2%(1)
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14 TYPE OF REPORTING PERSON

   IN
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

      This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on October 15, 2007 by Ezra Dabah and Renee Dabah (together, the "Reporting Persons") with respect to the shares of Common Stock, $0.10 par value per share (the "Common Stock"), of The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Items 4, 5 and 7 are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On February 6, 2008, Ezra Dabah submitted a letter to the Board of Directors of the Company (the "Board"). In the letter, Mr. Dabah requested that the Board authorize, pursuant to Section 203 of the Delaware General Corporation Law, Mr. Dabah, or any entity controlled by Mr. Dabah, to enter into one or more agreements with Golden Gate Private Equity, Inc. ("Golden Gate") for the purpose of making a proposal to the Board to acquire the Company's outstanding stock. A copy of the letter is filed as an exhibit to this Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter.

      To date, Mr. Dabah has not entered into any agreement, arrangement or understanding with Golden Gate, or any other person, for the purpose of making a proposal to acquire the Company's stock. In addition, while no agreement concerning a potential acquisition of the Company currently exists between Mr. Dabah and his family members or among Mr. Dabah's family members, Mr. Dabah may offer his family members the opportunity to participate in a future acquisition of the Company should such an opportunity arise.

      The Reporting Persons also intend to contact and discuss with other shareholders of the Company their respective views regarding their investment in the Company, the Company's prospects and possible strategies to maximize shareholder value. Such strategies could include, among other possibilities, a proxy solicitation to seek shareholder approval of proposals the Reporting Persons may make and/or elect directors to the Company's board of directors. Although the Reporting Persons are actively exploring their options with respect to the Company, there can be no assurance that the Reporting Persons will seek to implement any one or more of the foregoing. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the common stock, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may, in addition to the foregoing, take such actions with respect to their investment in the Company as they deem appropriate, including, but not limited to, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters referred to in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Based upon the Company's Form 10-Q, filed with the Securities and Exchange Commission on December 13, 2007, there were 29,083,916 shares of Common Stock outstanding as of December 1, 2007. Ezra Dabah is the beneficial owner of 5,005,310 shares of Common Stock of the Company, representing 17.2% of the total number of shares outstanding as of December 1, 2007.(1) Mr. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable upon the exercise of outstanding vested options), (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mr. Dabah and others, as custodians or trustees for Mr. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 445,600 of such shares held by Mr. Dabah and his wife as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares owned by Mr. Dabah's wife. Mr. Dabah may also be deemed the beneficial owner of 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc.

      Renee Dabah, wife of Ezra Dabah, is the beneficial owner of 5,005,310 shares of Common Stock of the Company, representing 17.2% of the total number of shares outstanding as of December 1, 2007.(1) Mrs. Dabah (i) has the sole power to vote or to direct the vote and to dispose or direct the disposition of 104,100 of such shares, (ii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 2,879,360 of such shares held by Mrs. Dabah and others, as custodians or trustees for Mrs. Dabah's children and certain other family members, (iii) has shared power to vote or to direct the vote and to dispose or direct the disposition of 445,600 of such shares held by Mrs. Dabah and her husband as joint tenants with right of survivorship and (iv) may be deemed to have shared power to vote or to direct the vote and to dispose or direct the disposition of 1,556,250 of such shares (which includes 185,000 shares that are issuable to Mrs. Dabah's husband upon the exercise of vested stock options) owned by Mrs. Dabah's husband. Mrs. Dabah may also be deemed the beneficial owner of 20,000 shares of Common Stock held by The Dabah Children Charitable Foundation, Inc.

      (c) On December 21, 2007, the Renee and Ezra Dabah Charitable Foundation, Inc. sold 22,000 shares on the open market at a price of $27.16 per share. The proceeds of such sale will be used for charitable purposes.

Item 7. Material to be Filed as Exhibits.

Exhibit B Letter of Ezra Dabah to The Children's Place Retail Stores, Inc., dated February 6, 2008

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            EZRA DABAH

                                            By:   /s/  Ezrah Dabah
                                                  ------------------------------
                                            Name:  Ezra Dabah


                                            RENEE DABAH

                                            By:   /s/  Renee Dabah
                                                  ------------------------------
                                            Name:  Renee Dabah

Dated:  February 6, 2008

  [Signature Page to Schedule 13D - The Children's Place Retail Stores, Inc.]

                                                                       EXHIBIT B


February 6, 2008

Ms. Sally Frame Kasaks
Acting Chairman of the Board
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, New Jersey 07094

Dear Ms. Kasaks:

As you know, I am the largest stockholder of The Children's Place Retail Stores, Inc. (the "Company"), owning approximately 17% of the Company's outstanding shares. I am also a director and the Company's former Chairman and Chief Executive Officer. I have previously advised the Board, and disclosed publicly in my Schedule 13D filing, that I have been considering the possibility of making an offer to acquire the Company. In that regard, I have contacted and discussed with potential private equity sponsors their interest in financing and participating in an acquisition transaction.

Golden Gate Capital ("Golden Gate"), in particular, has expressed interest in participating in a transaction. I am confident that I will be able to make a formal proposal to the Board to acquire the Company's outstanding common stock for a purchase price of $24.00 per share in cash, subject to the conditions and receipt of the waiver described below. An offer at this price would represent a premium of 35% over today's closing price of $17.78 and 35% over the 30-day average closing price (as of today's close) of $17.84 for the Company's stock. My proposal would be subject to the negotiation and execution of a definitive merger agreement customary for transactions of this type, as well as to the completion to their satisfaction of the private equity sponsor's due diligence review of the Company.

However, I have been advised that Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits business combinations for three years between the Company and a 15% or greater stockholder, could be interpreted to restrict my ability to reach an agreement with Golden Gate in order to submit a formal acquisition proposal to the Board. While a transaction between me and the Company would not be restricted by
Section 203, an agreement between me and a financial sponsor regarding the making of an acquisition proposal, absent Board approval, could trigger the
Section 203 prohibition on business combinations with a 15% or greater stockholder.

To date, I have not entered into any agreement, arrangement or understanding with Golden Gate, or any other person, for the purpose of making a proposal to acquire the Company's stock, nor have I provided Golden Gate, or any other person, non-public information regarding the

Company. Nevertheless, I am confident that I will be able to make the formal proposal described above if the Board formally approves and authorizes me, or any entity controlled by me, to enter into one or more agreements with Golden Gate for the purpose of making a formal proposal to the Board to acquire the Company. Please consider this letter as my formal request for the Board to issue that approval.

I firmly believe it is in the best interests of all of our stockholders for the Board to grant its approval under Section 203. In doing so, the Board will facilitate the submission for the Board's consideration a bona fide, all cash proposal to acquire the Company. The Board should also recognize that there would be no downside risk to the Company or its stockholders from granting approval under Section 203 in this context because any business combination transaction will ultimately require the approval of the Board. I urge the Board to recognize the substantial value of the transaction I intend to propose, including the 35% premium over the 30-day average closing price (as of today's close) it would deliver to the Company's stockholders.

I would be happy to meet with the Board at its convenience to discuss any questions or concerns the Board may have with the request set forth in this letter.

I look forward to your response.


Very truly yours,



/s/ Ezra Dabah
---------------------
Ezra Dabah



cc:  Members of the Board of Directors